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                                 August 5, 2004



BY EDGAR
--------

Division of Corporate Finance
Securities and Exchange Commission
Mail Stop 0306
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:      Sub Surface Waste Management of Delaware, Inc.
                  Registration Statement on Form SB-2

Ladies and Gentlemen:

         We are securities counsel to Sub Surface Waste Management of Delaware, Inc. (the "Company"). We are transmitting herewith for filing a complete copy of the Registration Statement of the Company on Form SB-2 (the "Registration Statement") relating to the proposed registration of the Company's common stock. A single copy of the Registration Statement is being filed in reliance upon Regulation S-T.

         The Company's third fiscal quarter ended on June 30, 2004, for which the Company intends to file a quarterly report on or prior to August 16, 2004. In its first amendment to the Registration Statement, the Company will update Management's Discussion & Analysis and include the financial statements and notes thereto to reflect the information contained in such quarterly report.

         If you have any questions or further comments, please contact the undersigned at (310) 208-1182 or via fax at (310) 208-1154.

                                                     Very truly yours,

                                                     RICHARDSON & PATEL LLP


                                                     By:   /s/ MARK Y. ABDOU
                                                         ---------------------
                                                               Mark Y. Abdou